Filed Pursuant to Rule 433

Registration Statement No. 333-222074

TriState Capital Holdings, Inc.

$60,000,000

5.75% Fixed-to-Floating Rate Subordinated Notes due 2030

Final Term Sheet

Dated May 6, 2020

This term sheet supplements the information set forth under “Description of Notes” in the Preliminary Prospectus Supplement, dated May 6, 2020, to the Prospectus, dated December 21, 2017 (together, the “Preliminary Prospectus”).

Issuer:	TriState Capital Holdings, Inc., a Pennsylvania corporation (the “Company”)

Securities Offered:	5.75% Fixed-to-Floating Rate Subordinated Notes due 2030 (the “Notes”)

Aggregate Principal Amount:	$60 Million

Rating:	Kroll Bond Rating Agency: BBB

A rating reflects only the view of a rating agency, and it is not a recommendation to buy, sell or hold the Notes. Any rating can be revised upward or downward or withdrawn at any time by a rating agency if such rating agency decides that circumstances warrant that change. Each rating should be evaluated independently of any other rating.

Trade Date:	May 6, 2020

Settlement Date:	May 11, 2020 (t + 3)

Final Maturity (if not previously
redeemed):	May 15, 2030

Interest Rate:	From and including the original issue date to, but excluding, May 15, 2025, a fixed per annum rate of 5.75%, payable semi-annually in arrears.

From and including May 15, 2025, through, but excluding, the maturity date or the date of earlier redemption, a floating per annum rate equal to Three-Month LIBOR (as defined in the prospectus supplement under “Description of the Notes—Interest Rate and Interest Payment Dates”), plus 536 basis points for each quarterly interest period during the floating rate period, payable quarterly in arrears.

Issue Price to Investors:	100%

Interest Payment Dates:	Interest on the Notes will be payable on May 15 and November 15 of each year through and including May 15, 2025, and thereafter on February 15, May 15, August 15, November 15 of each year to the maturity date or earlier redemption. The first interest payment will be made on November 15, 2020.

Day Count Convention:	30/360 to but excluding May 15, 2025, and, thereafter, a 360-day year and the number of days actually elapsed.

Optional Redemption:	The Company may, at its option, beginning with the Interest Payment Date of May 15, 2025 and on any scheduled Interest Payment Date thereafter, redeem the Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest to, but excluding, the date of redemption.

Special Event Redemption:	The Notes may not be redeemed prior to May 15, 2025, except that the Company may redeem the Notes at any time, at its option, in whole but not in part, subject to obtaining any required regulatory approvals, if (i) a change or prospective change in law occurs that could prevent the Company from deducting interest payable on the Notes for U.S. federal income tax purposes, (ii) a subsequent event occurs that precludes the Notes from being recognized as Tier 2 capital for regulatory capital purposes, or (iii) the Company is required to register as an investment company under the Investment Company Act of 1940, as amended, in each case, at a redemption price equal to 100% of the principal amount of the Notes plus any accrued and unpaid interest through, but excluding, the redemption date. For more information, see ‘‘Description of the Notes—Optional Redemption and Redemption Upon Special Events” in the preliminary prospectus supplement dated May 5, 2020.

Denomination:	$1,000 denominations and integral multiples of $1,000.

Listing and Trading Markets:	The Company does not intend to list the Notes on any securities exchange or to have the Notes quoted on a quotation system. Currently there is no public market for the Notes and there can be no assurances that any public market for the Notes will develop.

Underwriting Discount:	1.5% of the principal amount

Proceeds to the Company (after
underwriting discount, but before
expenses):	$59,100,000

Use of Proceeds:	The Company expects to use the net proceeds from the sale of the Notes for general corporate purposes, which may include working capital, repurchasing shares of its common stock, providing capital to support the organic growth of TriState Capital Bank or funding the opportunistic acquisition of similar or complementary financial service organizations and may use certain of the net proceeds to repay outstanding indebtedness.

CUSIP / ISIN:	89678F AA8 / US89678FAA84

Joint Book Running Managers:	Stephens Inc. and Raymond James & Associates, Inc.

The Company has filed shelf registration statements (File No. 333-235713 and File No. 333-222074) (including base prospectuses) and a related preliminary prospectus supplement dated May 5, 2020 (the “Preliminary Prospectus Supplement”) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectuses in those registration statements, the related preliminary prospectus supplement and any other documents that the Company has filed with the SEC for more information about the Company and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, the underwriter or any dealer participating in the offering will arrange to send you the prospectuses and the related preliminary prospectus supplement if you request it by calling Stephens Inc. toll-free at (800) 643-9691.

We expect that delivery of the Notes will be made against payment therefor on or about the third business day following the date of pricing of the Notes (this settlement cycle being referred to as “T+3”). Accordingly, purchasers who wish to trade the Notes on the date of pricing or the next business day will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade their Notes on the date of pricing or the next business day should consult their own advisor.

Capitalized terms used but not defined in this Term Sheet have the meanings given to them in the Preliminary Prospectus Supplement. This Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Other information (including other financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the information contained herein.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.